UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                             SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                         PEOPLE'S CHOICE TV CORP.
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)


                                 710847104
                              --------------
                              (CUSIP Number)

                              Victor Oristano
                       c/o People's Choice TV Corp.
                       2 Corporate Drive, Suite 249
                        Shelton, Connecticut  06484
                              (203) 929-2800

     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              June 27, 1996
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


          Check the following box if a fee is being paid with the statement [ ]



                                               Page 1 of 10 pages
                                         Exhibit Index on Page 10

 CUSIP NO.   710847104                                    PAGE 2 OF 10 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alda Communications Corp.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                        (b) [  ]

 3  SEC USE ONLY
 4  SOURCE OF FUNDS*

             00  (See Item 3)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                 [  ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware corporation

                              7  SOLE VOTING POWER
     NUMBER                             -0-
       OF
     SHARES                   8  SHARED VOTING POWER
   BENEFICIALLY                         -0-
   OWNED BY EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
      PERSON                            -0-
       WITH
                             10  SHARED DISPOSITIVE POWER
                                        -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.0%

 14  TYPE OF REPORTING PERSON*
             CO

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO.   710847104                                    PAGE 3 OF 10 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Victor Oristano

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                        (b) [  ]

 3  SEC USE ONLY
 4  SOURCE OF FUNDS*

             00  (See Item 3)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                 [  ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                              7  SOLE VOTING POWER
     NUMBER                          155,136
       OF
     SHARES                   8  SHARED VOTING POWER
   BENEFICIALLY                        6,613
   OWNED BY EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
      PERSON                         155,136
       WITH
                             10  SHARED DISPOSITIVE POWER
                                       6,613

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            161,749

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.3%

 14  TYPE OF REPORTING PERSON*
             IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               INTRODUCTION

          This Statement constitutes Amendment No. 3 (this "Amendment") to that certain Schedule 13D dated July 26, 1994 and filed with the Securities and Exchange Commission (the "Commission") on July 27, 1994, as amended by that certain Amendment No. 1 dated June 10, 1996 and filed with the Commission on June 19, 1996 and that certain Amendment No. 2 dated June 11, 1996 and filed with the Commission on June 19, 1996 (as so amended, the "Amended Schedule 13D"), for the following reporting persons: Alda Communications Corp. ("Alda CC") and Victor Oristano ("Oristano"; together with Alda CC, the "Reporting Persons"). This Amendment is made in order to remove Alda CC and Oristano from their status as filing persons.

          On June 27, 1996, Alda CC merged with and into People's Choice TV Corp. (the "Issuer"), with the Issuer as the surviving corporation (the "Merger"). At the effective time of the Merger, all 661,304 shares of Common Stock, $.01 par value (the "Common Stock"), of the Issuer then owned by Alda CC became treasury shares of the Issuer and an equal number of shares of Common Stock were issued to the stockholders of Alda CC in a non-taxable transaction. Accordingly, at the effective time of the Merger, the separate existence of Alda CC ceased and each of Alda CC and Victor Oristano ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock of the Issuer.

          Capitalized terms used herein and not defined herein have the respective meanings set forth in the Amended Schedule 13D.

 ITEM 1.  SECURITY AND ISSUER.

          The class of equity securities to which this Amendment relates is the Issuer's Common Stock, $.01 par value. The Issuer is People's Choice TV Corp. and its principal executive offices are located at 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.

 ITEM 2.  IDENTITY AND BACKGROUND

          This Amendment is being filed on behalf of the Reporting Persons in order to report that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock of the Issuer and, accordingly, to remove each of the Reporting Persons as a filing person.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Upon consummation of the Merger, all 661,304 shares of Common Stock of the Issuer then owned by Alda CC became treasury shares of the Issuer and an equal number of shares of Common Stock were issued to the stockholders of Alda CC in a non-taxable transaction. The Merger was without other consideration.

 ITEM 4.  PURPOSE OF TRANSACTION

          For Oristano family wealth and tax planning purposes, Alda CC entered into the Merger with the Issuer such that all 661,304 shares of Common Stock of the Issuer owned by Alda CC at the effective time of such merger would become treasury shares of the Issuer and an equal number of shares would be issued to the stockholders of Alda CC in a non-taxable transaction.

          Except as otherwise noted in the Amended Schedule 13D and this Amendment, the Reporting Persons have no plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.


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                                                             Page 6 of 10


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person and each other person named in Item 2 as of the date hereof:


                    NUMBER OF               NUMBER OF
                    SHARES                  SHARES
                    BENEFICIALLY            BENEFICIALLY
                    OWNED WITH              OWNED WITH              AGGREGATE
                    SOLE                    SHARED                  NUMBER                 PERCENTAGE
                    VOTING AND              VOTING AND              OF SHARES              OF SHARES
                    DISPOSITIVE             DISPOSITIVE             BENEFICIALLY           BENEFICIALLY
 NAME               POWER                   POWER                   OWNED                  OWNED

 Alda CC                 0                       0                       0                    0.0%

 Victor Oristano     155,136<F1>              6,613<F2>             161,749<F1><F2>           1.3%<F1><F2>

 Matthew Oristano    664,702<F3>             33,065<F4>             697,767<F3><F4>           5.4%<F3><F4>

 Mark Oristano        79,357<F5>             26,452<F6>             105,809<F5><F6>           0.8%<F5><F6>

 Michael Oristano    105,809<F7>             26,452<F6>             132,261<F6><F7>           1.0%<F6><F7>


 <F1>   Includes 60,834 shares of Common Stock which Victor Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements and 94,302 shares of Common Stock issued to Victor Oristano pursuant to the Merger.

 <F2>   The 6,613 shares of Common Stock that may be deemed beneficially owned by Victor Oristano with shared voting and dispositive power were issued to Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996 pursuant to the Merger.

 <F3>  Includes 121,667 shares which Matthew Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements, 437,227 Shares owned of record by Alda Multichannels, Ltd., a corporation controlled by Matthew Oristano and his two brothers and 105,808 shares of Common Stock issued to Matthew Oristano pursuant to the Merger.

 <F4>  The 33,065 shares of Common Stock that may be deemed beneficially owned by Matthew Oristano with shared voting and dispositive power include 6,613 shares issued to Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996, 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Kelly Robert Oristano, and 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Stacy Joan Oristano, which shares were issued in each case pursuant to the Merger.

 <F5>  Includes 79,357 shares of Common Stock issued to Mark Oristano pursuant to the Merger.

 <F6>  The 26,452 shares of Common Stock that may be deemed beneficially owned by each of Mark Oristano and Michael Oristano with shared voting and dispositive power include 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Kelly Robert Oristano and 13,226 shares issued to Mark, Michael and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 for the benefit of Stacy Joan Oristano, which shares were issued in each case pursuant to the Merger.

 <F7>  Includes 105,809 shares of Common Stock issued to Michael Oristano pursuant to the Merger.


          (c)  None.

          (d)  None.

          (e) On June 27, 1996, pursuant to the Merger, all 661,304 shares of Common Stock of the Issuer then owned by Alda CC at the effective time of the Merger became treasury shares of the Issuer and an equal number of shares of Common Stock were issued to the stockholders of Alda CC in a non-taxable transaction. Accordingly, at the effective time of the Merger, the separate existence of Alda CC ceased and each of Alda CC and Victor Oristano ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock of the Issuer.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Victor Oristano, Matthew Oristano and the Issuer entered into an Agreement, dated as of October 27, 1994 (the "Blackstone Agreement"), with Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership (the "Merchant Banking Fund"), and Blackstone Offshore Capital Partners II L.P., a Cayman Islands limited partnership (together with the Merchant Banking Fund, "Blackstone"), in connection with an investment in preferred stock of the Issuer by Blackstone. The Blackstone Agreement is attached as Exhibit 1 to this Amendment. Pursuant to the Blackstone Agreement, Victor Oristano and Matthew Oristano agreed that they and their affiliates (including Alda CC) would not sell or otherwise transfer their shares of Common Stock prior to September 30, 1999, subject to certain exceptions. This obligation terminates if Blackstone and its affiliates do not own preferred stock and/or Common Stock of the Issuer in certain minimum amounts. Victor Oristano and Matthew Oristano also agreed to use their best efforts to cause the nominating committee of the Board of Directors of the Issuer to nominate and recommend to stockholders the election of persons which Blackstone is entitled to designate and to vote all shares of Common Stock owned by them and their affiliates (including Alda CC) in favor of the election of such persons. Victor Oristano and Matthew Oristano also agreed to vote all shares of Common Stock owned by them and their affiliates (including Alda CC) in favor of certain amendments to the Certificate of Incorporation of the Issuer which are necessary to give effect to the provisions contained in the stock purchase agreement pursuant to which Blackstone purchased such preferred stock and the Certificate of Designations relating to such preferred stock. These obligations terminate if Blackstone and certain permitted transferees do not own preferred stock and/or Common Stock in certain minimum amounts.

          In exchange for Blackstone's consent to the Merger and the resulting issuance of 661,304 shares of Common Stock to the stockholders of Alda CC, all of the stockholders of Alda CC entered into a Joinder Agreement dated June 27, 1996 (the "Joinder Agreement") with Blackstone whereby the stockholders of Alda CC became a party to the Blackstone Agreement. The Joinder Agreement is attached as Exhibit 2 to this Amendment.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER            DESCRIPTION

   1               Agreement dated as of October 27, 1994.

   2               Joinder Agreement dated as of June 27, 1996.

                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 31, 1996                PEOPLE'S CHOICE TV CORP.,
                                      as successor by merger to
                                      Alda Communications Corp.

                                         /s/ Victor Oristano
                                      By:-----------------------------------
                                         Victor Oristano
                                         Vice Chairman


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         /s/ Victor Oristano
Dated:  July 31, 1996                    -----------------------------------
                                         Victor Oristano

                               EXHIBIT INDEX


 EXHIBIT
 NUMBER         DESCRIPTION

   1            Agreement dated as of October 27, 1994.

   2            Joinder Agreement dated as of June 27, 1996.

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